Filed Pursuant to Rule 424(b)(3)
Registration No. 333-142243

PROSPECTUS SUPPLEMENT DATED JULY 20, 2007

(To Prospectus dated April 20, 2007)

GOOGLE INC.

Shares of Class A Common Stock

This prospectus supplement (the “Prospectus Supplement”) supplements information contained in the second form of prospectus dated April 20, 2007 included in the Form S-3 Registration Statement of Google Inc. (the “Hedging Prospectus”), relating to the offer and sale by participating financial institutions in connection with short sales of Class A common stock to hedge options they purchase under Google’s Transferable Stock Option program. This Prospectus Supplement includes a separate cover page to the Hedging Prospectus to be used by an additional financial institution that has been selected to participate in the Transferable Stock Option program.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Hedging Prospectus. This Prospectus Supplement is qualified by reference to the Hedging Prospectus, except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Hedging Prospectus.

The date of this Prospectus Supplement is July 20, 2007

PROSPECTUS

CLASS A COMMON STOCK

This prospectus covers sales of up to 14,027,515 shares of our Class A common stock that may be offered and sold from time to time by J.P. Morgan Securities Inc. in connection with the Transferable Stock Option program established by us and described in this prospectus under the headings “Background and Purpose of the Sales Covered by this Prospectus and Related Transactions” and “Plan of Distribution.” These sales will include short sales, which are sales of shares of Class A common stock borrowed by J.P. Morgan Securities Inc. from third parties. We will not receive any of the proceeds from the sale of the Class A common stock. See “Use of Proceeds.”

The shares of Class A common stock may be offered from time to time for sale in transactions, including block sales, in the over-the-counter market, in negotiated transactions or otherwise. The shares of Class A common stock will be sold at market prices prevailing at the time of sale or at prices otherwise negotiated. J.P. Morgan Securities Inc. is an underwriter with respect to the shares of Class A common stock sold by it under this prospectus. The difference, if any, between the proceeds received by J.P. Morgan Securities Inc. in establishing its initial hedge position with respect to an option and the price at which J.P. Morgan Securities Inc. purchased such option under the Transferable Stock Option program may be deemed underwriter’s compensation.

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “GOOG.” The closing price of our Class A common stock on July 19, 2007 was $548.59 per share.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 2 and in the documents we incorporate by reference in this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

JPMorgan

July 20, 2007